E-Commerce China Dangdang Inc.

September 5, 2013

VIA EDGAR

Andrew D. Mew, Accounting Branch Chief

Robert Babula, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	E-Commerce China Dangdang Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2012 (the “2012 20-F”)
Filed April 10, 2013
File No. 001-34982

Dear Mr. Mew and Mr. Babula:

This letter sets forth the Company’s response to the comments contained in the letter dated August 8, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2012 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

Note 1—ORGANIZATION AND BASIS OF PRESENTATION, page F-11

1.	Disclose the maximum exposure to loss as a result of your involvement with the variable interest entities. Refer to ASC 810-10-50-4c.

The Company respectfully advises the Staff that the disclosure requirement as set forth in ASC 810-10-50-4c does not apply to the Company. According to ASC 810-10-50-4c, a reporting entity that holds a significant variable interest in a variable interest entity but is not the primary beneficiary of such variable interest entity shall disclose such reporting entity’s maximum exposure as a result of its involvement with such variable interest entity.

The Company holds a significant variable interest in Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”), the sole variable interest entity of the Company. The Company was determined to be the primary beneficiary of Dangdang Kewen, and thus consolidated the results of Dangdang Kewen and made the required disclosures in accordance with ASC 810-10-05-3 on page F-11 of the 2012 20-F.

As the Company does not hold any significant variable interest in a variable interest entity of which it is not the primary beneficiary, the Company does not believe that the disclosure requirement with respect to maximum exposure to loss as set forth in ASC 810-10-50-4c is applicable to the Company.

Inventories, page F-15

2.	Tell us and disclose in further detail what caused the improvement in estimate related to your obsolete inventories effective January 1, 2012.

The Company respectfully advises the Staff that pursuant to ASC 330-10-35-8, the Company values its inventories at lower of cost or market. The categories of goods sold by the Company have significantly diversified as a result of the Company’s continuous efforts to expand its product offerings on its website from books to media products and selected general merchandise. The Company increased the number of stock keeping units available from 56,000 to 110,000 for the most recent three fiscal years and the number of categories of general merchandise increased from 6 to 24 during the same period.

The Company reviews its estimates of obsolete inventories on an ongoing basis and over time has enhanced its ability to capture more granular inventory data to improve its estimates of obsolete inventories amid product expansion. As a result of such improvement, the Company undertook a review effective January 1, 2012 and analyzed the inventory obsolescence, taking into account how long the inventories have remained unsold, physical conditions of the inventories, market condition and whether the inventories may be returned to suppliers, by the expanded product categories using the available data. Based on the review, the Company noted that based on experience, inventories were less susceptible to obsolescence and changes in the marketplace than the Company’s historical estimates.

In response to the Staff’s comment, the Company proposes to include the following disclosure to discuss what caused the improvement in estimates related to obsolete inventories effective January 1, 2012 in “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Inventories” in the Company’s Form 20-F for the fiscal year ended December 31, 2013:

“We review our accounting estimates of obsolete inventories on an ongoing basis. As part of our review in fiscal year 2012, we noted that based on experience, inventories were less susceptible to obsolescence and changes in the marketplace than our historical estimates. We estimate the percentage of inventories that should be deemed obsolete or unsalable by product categories, taking into account how long the inventories have remained unsold and whether the inventories may be returned to suppliers. In fiscal year 2012, our experience showed that we were able to sell a higher proportion of inventories than originally estimated. As a result, the estimates of obsolete inventories were adjusted to better reflect the utility of inventories in accordance with ASC 250-10-45-17.”

3.	We note your disclosure you valued your inventory at lower of cost or market and you account for inventory based on the first-in first-out method. In that regard, tell us and clarify your disclosure whether you also account for inventory using the retail inventory method (RIM) for different inventory categories.

The Company respectfully advises the Staff that in accordance with ASC 330-10-30-13, in some situations a reversed mark-up procedure of inventory pricing, such as the retail inventory method (RIM), may be both practical and appropriate. The business operations in some cases may be such as to make it desirable to apply one of the acceptable methods of determining cost to one portion of the inventories or components thereof and another of the acceptable methods to other portions of the inventories. The Company does not choose to account for different inventory categories using the RIM and adopts the first-in first-out method for all inventory categories.

Note 5—PREPAID EXPENSES AND OTHER CURRENT ASSETS, page F-24

4.	Tell us and disclose the nature of “Prepayments to suppliers” and the reasons behind the significant increase from RMB 14,852 in FY 2011 to RMB 23,377 in FY 2012, respectively.

The Company respectfully advises the Staff that “Prepayments to suppliers” are primarily related to advance payments that the Company makes to suppliers of products under certain general merchandise categories. The Company makes such prepayments to secure better pricing and on-time delivery. The increase in “Prepayment to suppliers” from 2011 to 2012 was primarily attributable to the increased sales volume of certain general merchandise categories, where suppliers generally require prepayments for popular new products.

In response to the Staff’s comment, the Company proposes to include disclosure of the nature of “Prepayments to suppliers” and the reason for the increase from 2011 to 2012 as stated in the preceding paragraph in “Item 5. Operating and Financial Review and Prospects” of the Company’s Form 20-F for the year ended December 31, 2013.

Note 9.—ACCRUED EXPENSES AND OTHER LIABILITIES, Page F-25

5.	Tell us and disclose the nature of “Deposits from service providers” and the significant increase from RMB 28,462 in FY 2011 to RMB 62,563 in FY 2012, respectively.

The Company respectfully advises the Staff that “Deposits from service providers” mainly consist of deposits from third-party merchants that participate in the Company’s marketplace program and, to a lesser extent, deposits from third-party delivery service providers.

The significant increase in “Deposits from service providers” from 2011 to 2012 was primarily attributable to the increase of approximately RMB27 million in deposits received from new third-party merchants joining the Company’s marketplace program and the increase of approximately RMB5 million in deposits from logistic providers in 2012. The number of deposit-paying merchants increased by over 1500, or over 100%, from 2011 to 2012.

In response to the Staff’s comment, the Company proposes to include disclosure of the nature of “Deposits from service providers” and the reason for the significant increase from 2011 to 2012 as stated in the preceding paragraph in “Item 5. Operating and Financial Review and Prospects” of the Company’s Form 20-F for the year ended December 31, 2013.

Note 12—INCOME TAX BENEFIT (EXPENSE), page F-26

6.	We note your segment reporting disclosure on page F-21 that you derived substantially all of your revenues in PRC. However, we also note you presented PRC and non-PRC income (loss) before income taxes in this footnote. In that regard, please explain to us and disclose what PRC and non-PRC income (loss) before income taxes correspondingly represent and how they are derived.

The Company respectfully advises the Staff that all of the Company’s operating revenues are derived in the PRC. The PRC income (loss) disclosed in the referenced footnote mainly represented the operating and non-operating income (loss) derived by the PRC entities. The Non-PRC income (loss) disclosed in the footnote represented the share-based compensation expenses, administrative expenses, interest income and exchange gain (loss) of the Company’s foreign currency bank balances recorded by the Company, which is a non-PRC entity incorporated in the Cayman Island. All other non-PRC entities have been dormant for all periods presented.

7.	With a view for enhanced transparency, explain to us why you present combined income tax footnote disclosures for PRC and non-PRC businesses rather than separately present them in the footnote.

The Company respectfully advises the Staff that the income (loss) of the Company is not subject to income tax in accordance with the tax law in the Cayman Island. The Company therefore did not separately present such income tax footnote disclosure. The Company has disclosed that it is not subject to tax on income or capital gains on page F-26 of the 2012 20-F.

8.	Refer to income tax disclosure on page F-26. We note you disclose significant amounts of deferred income tax benefits for all periods presented. Please tell us and disclose how these amounts are derived in light of the significant positive and negative swings of your non-PRC and PRC income (losses) throughout the years presented.

The Company respectfully advises the Staff that the Company derived all of its operating revenues from the PRC and the Company’s deferred income tax benefits arose from the PRC operating entities. None of the deferred income tax benefits were related to any non-PRC income as the non-PRC income is not subject to income tax.

The Company respectfully advises the Staff that details relating to how deferred taxes are derived are disclosed on page F-27 of the 2012 20-F.

Item 15. Controls and Procedures, page 83

9.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

As a public company listed on the New York Stock Exchange, the Company maintains its books and records in accordance with U.S. GAAP. The Company maintains the following controls to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

(i)	The Company has developed its significant accounting policies based on U.S. GAAP for the purpose of preparing its consolidated financial statements.

(ii)	The financial reporting manager and the financial reporting director analyze the accounting implications under U.S. GAAP for new and significant transactions or changes in the Company’s operations to determine the appropriate accounting treatment.

(iii)	The financial reporting director reviews the latest regulatory developments and recent U.S. GAAP pronouncements relevant to the Company, accounting estimates and other financial accounting policies collected by the financial reporting manager on a quarterly basis to assess whether the accounting policies and accounting estimates of the Company require revision. A report on the potential impact of the latest regulatory developments and recent U.S. GAAP pronouncements on the Company’s accounting policies and accounting manual is then sent to the chief financial officer for his review. If the potential impact and proposed amendments are significant, the chief financial officer submits a report to the audit committee for their approval.

(iv)	The Company maintains an accounting checklist and an accounting manual for the finance team that sets forth the main accounting treatments under U.S. GAAP that are relevant to the Company’s preparation of its consolidated financial statements.

(v)	The Company maintains a disclosure checklist for preparing Form 20-F filings in order to comply with the disclosure requirements under U.S. GAAP.

(vi)	The accountants prepare accounting entries for transactions they are responsible for, based on the financial data and the review of the underlying supporting documents. The financial reporting manager prepares the first draft of the consolidated financial statements in accordance with the accounting manual of the Company. The accounting director and the financial reporting director perform a quality control review on the draft financial statements, including an assessment of the appropriateness of the accounting treatments and consolidated financial statements. The chief financial officer performs the final review to ensure the completeness, accuracy and adequacy of the disclosure.

As a result of the controls the Company maintains, coupled with the U.S. GAAP knowledge and experience that the core reporting and review team possesses (as described in more detail below), the Company believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP.

10.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. In this regard, we note your Item 15 disclosure in your Form 20-F for the year ended December 15, 2011 that you hired additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms and you created an internal audit function.

Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and prospectively evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

To the extent that there is a control deficiency and material weakness as a result of their insufficient knowledge of U.S. GAAP and SEC rules and regulations, please provide a relevant risk factor in the risk factor section, and explain to us how you reasonably concluded that your disclosure controls and procedures and internal control over financial reporting are effective as of December 31, 2012.

The Company has built a competent accounting and finance team that are involved in financial reporting. All the senior finance personnel have the relevant education and working experience. The key financial reporting personnel responsible for preparing and reviewing the 2012 20-F include: (i) the chief financial officer, (ii) the financial reporting director, (iii) the accounting director, (iv) the financial reporting manager and senior accountant, (v) the financial reporting supervisor, (vi) the head of internal audit and (vii) the internal audit manager.

(i)	The chief financial officer

Responsibilities: The chief financial officer leads the accounting and finance function and is responsible for the quality of the Company’s consolidated financial statements prepared under U.S. GAAP and the effectiveness of its internal control over financial reporting.

Education: The chief financial officer received a master’s degree in business administration from the University of Texas in 1999 and a bachelor’s degree in international business and economics from Shanghai International Studies University in 1993.

Ongoing training: Since 2010, the CFO has participated in U.S. GAAP-related training courses provided by Chinese Financial Executive Institute (U.S. GAAP and SEC Reporting Update), PricewaterhouseCoopers (“CFO Essential Update Workshop”) and Deloitte Touche Tohmatsu (“U.S. GAAP Briefing for CFOs and Controllers”).

Nature of relation to the Company: The chief financial officer joined the Company in October 2012.

Professional experience: Prior to joining the Company, the chief financial officer was the chief financial officer and principal accounting officer for Xunlei Limited, a leading Chinese internet platform that reports its financial statements under U.S. GAAP and was actively involved in its proposed U.S. initial public offering, including leading the company’s efforts to respond to and clear all SEC comments on its U.S. GAAP financial statements. From 2009 to 2010, he served as the chief financial officer, treasurer, board secretary, and vice-president of strategy for NASDAQ-listed China BAK Battery Inc. He served as the chief financial officer of GCL Silicon in Hong Kong in 2008. From 2006 to 2008, he was the chief financial officer for the global technical services business unit and head of global customer financing and treasury at Huawei Technologies, a Fortune 500 technology company in China. From 1999 to 2006, he served in progressive managerial roles in treasury, customer finance, strategic planning and eventually global controller for the managed services business unit at Ericsson in the United States (from 1999 to 2005) and Sweden (from 2005 to 2006).

(ii)	The financial reporting director

Responsibilities: The financial reporting director is in charge of the daily accounting operations, period-end closing, and review of the consolidated financial statements prepared under U.S. GAAP.

Education: The financial reporting director received a bachelor’s degree in accounting from Beijing Normal University.

Ongoing training: Since joining the Company, the financial reporting director has participated in U.S. GAAP-related training courses provided by Marcum Bernstein & Pinchuk LLP (“SEC FASB Update Seminar”), PricewaterhouseCoopers (“CFO Essential Update Workshop”), Deloitte Touche Tohmatsu (“U.S. GAAP Briefing for CFOs and Controllers”) and Chinese Financial Executive Institute (the CFO FORUM) (“U.S. GAAP and SEC Reporting Update”) and training on XBRL provided by Merrill Corporation.

Nature of relation to the Company: The financial reporting director joined the Company in 2011.

Professional designation: Passed five out of six qualifying examinations for the Chinese Institute of Certified Public Accountants membership.

Professional experience: Prior to joining the Company, the financial reporting director was a senior auditor at PricewaterhouseCoopers China from 2007 to 2011. She worked on audit projects for U.S. GAAP and IFRS reporting companies.

(iii)	The accounting director

Responsibilities: The accounting director is in charge of daily accounting operations, period-end closing and review of the consolidated financial statements.

Education: The accounting director received a master’s degree in management engineering from Wuhan Institute of Technology in China.

Nature of relation to the Company: The accounting director joined the Company in February 2013.

Professional designation: Member of the CICPA

Professional experience: Prior to joining the Company, the accounting director was the financial controller of Shenzhen BAK Battery Co., Ltd., the main operating subsidiary of China BAK Battery, Inc., a NASDAQ-listed public company, from 2008 to 2013. While at Shenzhen BAK Battery Co., Ltd., the accounting director was responsible for financial management, accounting and tax planning.

(iv)	The financial reporting manager and senior accountant

Responsibilities: The financial reporting manager and senior accountant is responsible for preparing drafts of the consolidated financial statements of the Company, conducting research on U.S. GAAP, preparing memos regarding new accounting policy issues, drafting the accounting manual regarding U.S. GAAP accounting treatments and tracking U.S. GAAP updates and changes in accounting estimates and policies.

Education: The financial reporting manager and senior accountant received a master’s degree in accounting from Boston College in the U.S. and a bachelor’s degree in accounting from Renmin University in China.

Ongoing training: Since joining the Company, the financial reporting manager and senior accountant has participated in U.S. GAAP-related training courses provided by Marcum Bernstein & Pinchuk LLP (“SEC FASB Update Seminar”), PricewaterhouseCoopers (“CFO Essential Update Workshop”) and Deloitte Touche Tohmatsu (“U.S. GAAP Briefing for CFOs and Controllers”).

Nature of relation to the Company: The financial reporting manager and senior accountant joined the Company in 2011.

Professional designation: Member of the AICPA

Professional experience: Prior to joining the Company, the financial reporting manager and senior accountant was the assistant manager, financial analyst and joint venture controller at Daimler Northeast Asia Ltd. from 2006 to 2009, in which roles she participated in U.S. GAAP financial statements preparation and financial data analysis.

(v)	The financial reporting supervisor

Responsibilities: The financial reporting supervisor assists with the preparation of financial statements, including footnote disclosures, in accordance with U.S. GAAP, researches on accounting issues and drafting accounting memos, assists external auditors on an as-needed basis and tracks U.S. GAAP-related regulatory updates.

Education: The financial reporting supervisor received master’s degree in accounting from Golden Gate University in California, U.S. and bachelor’s degree in accounting from Hefei University of Technology in China.

Ongoing training: Since joining the Company, the financial reporting supervisor has participated in U.S. GAAP-related training courses provided by Marcum Bernstein & Pinchuk LLP (“SEC FASB Update Seminar”), PricewaterhouseCoopers (“CFO Essential Update Workshop”) and Deloitte Touche Tohmatsu (“U.S. GAAP Briefing for CFOs and Controllers”).

Nature of relation to the Company: The financial reporting supervisor joined the Company in 2012.

Professional designation: an AICPA candidate, passed all parts of California CPA exam in 2012.

Professional experience: Prior to joining the Company, the financial reporting supervisor was an accountant at the China National Aero-Technology Corporation between 2008 and 2009.

(vi)	The head of internal audit

Responsibilities: The head of internal audit is in charge of establishing an internal audit function and developing plans for evaluating the effectiveness of the Company’s internal controls over financial reporting and for ensuring that the Company’s internal controls are in compliance with the relevant U.S. securities laws and regulations.

Education: The head of internal audit received a bachelor’s degree in business finance and accountancy from University of Dundee in Scotland, U.K.

Ongoing training: The head of internal audit received about 80 hours of continuing education training in internal control and risk management every year.

Nature of relation to the Company: The head of internal audit joined the Company in 2011.

Professional designation: Certified Internal Auditor, Certification in Risk Management Assurance and ACCA (Levels I and II)

Professional experience: Prior to joining the Company, the head of internal control was a project manager at Protiviti, a global risk management and internal audit consulting firm, from 2005 to 2011. She participated in numerous SOX Section 404-related compliance projects and gained experience in COSO, COSO- and ERM framework internal control methods and PCAOB standards. She has 8 years of experience working in internal audit.

(vii)	The internal audit manager

Responsibilities: The internal audit manager assists the head of internal audit in developing plans for evaluating the effectiveness of the Company’s internal controls over financial reporting and communicates with outside auditors regarding the internal control system of the Company.

Education: The internal audit manager received a master’s degree in economics and a bachelor’s degree in economics from the Capital University of Economics and Business in China. The internal audit manager also received a diploma from Johns Hopkins University-Nanjing University Center for Chinese and American Studies, where he selected courses in economics and finance.

Ongoing training: The internal audit manager received about 80 hours of continuing education training in internal control and risk management every year.

Nature of relation to the Company: The internal audit manager joined the Company in 2011.

Professional designation: Certified Internal Auditor and Certification in Risk Management Assurance

Professional experience: Prior to joining the Company, the internal control manager was a senior project consultant at Protiviti from 2008 to 2011. He participated in numerous SOX Section 404-related compliance projects and gained experience in COSO, COSO- and ERM framework internal control methods.

The Company respectfully advises the Staff that for fiscal year 2012, the Company did not have a control deficiency or material weakness as a result of insufficient knowledge of U.S. GAAP and SEC rules and regulations of the people primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of the Company’s internal control over financial reporting.

*    *    *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at (86 10) 5799-2666 or zoujun@dangdang.com. Thank you.

Very truly yours,

/s/ Jun Zou
Jun Zou
Chief Financial Officer

cc:	Peggy Yu Yu, Executive Chairwoman, E-Commerce China Dangdang Inc.

Guoqing Li, Chief Executive Officer, E-Commerce China Dangdang Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Anthony KY Wong, Partner, Ernst & Young Hua Ming LLP